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                                                           Exhibit 99(a)(8)

                          FOR IMMEDIATE RELEASE

                  FIRST OTTAWA BANCSHARES, INC. ANNOUNCES
                   FINAL RESULTS OF ISSUER TENDER OFFER

     Ottawa, Illinois -- January 27, 2000 -- First Ottawa Bancshares, Inc., Ottawa, Illinois, the parent holding company of The First National Bank of Ottawa, announced the final results of its offer to purchase (the "Offer") up to 87,719 of its shares of common stock at a price of $57.00 per share, which expired Thursday, January 20, 2000 at 12:00 midnight, Eastern time.

     The final count by First Ottawa indicates that 95,720 shares were properly tendered and not withdrawn at $57.00 per share. First Ottawa purchased 86,373 shares at $57.00 per share. The final proration factor of
91.56 percent applies to all shares accepted for purchase, except 902 "odd-lot" shares that were purchased in full and 12,028 shares subject to conditional tenders that were selected for purchase by random lot in accordance with the terms of the Offer.

     Payment for shares properly tendered and accepted for purchase will be made as soon as practicable. All shares tendered and not purchased by First Ottawa will be returned promptly to shareholders.

     The shares purchased represent approximately 11.5 percent of the 750,000 shares of common stock outstanding immediately prior to the commencement of the Offer. After purchasing the shares, the Corporation now has approximately 663,627 shares of common stock outstanding.